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                       Focal Communications Corporation
                           200 North LaSalle Street
                                  Suite 1100
                            Chicago, Illinois 60601



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        Re:     Focal Communications Corporation
                Registration Statement on Form S-3 - Application for Withdrawal (Registration No. 333-34440)
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Gentlemen and Ladies:

                In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Focal Communications Corporation (the "Company") hereby requests that the Company's Registration Statement on Form S-3 (Registration No. 333-34440) (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement.

                The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner:
"Withdrawn upon the request of the registrant, the Commission consenting thereto."

                If you have any questions with respect to this letter, please call either Elizabeth C. Kitslaar of the law firm of Jones, Day, Reavis & Pogue at (312) 269-4114 or me at (312) 895-8400.

                                       Sincerely,

                                       FOCAL COMMUNICATIONS CORPORATION


                                       By: /s/ Joseph A. Beatty
                                          -------------------------------
                                          Joseph A. Beatty
                                          Executive Vice President and Chief
                                          Financial Officer


cc:     Robert F. Doherty
        Elizabeth C. Kitslaar
        Leigh P. Ryan